UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Colgate-Palmolive Company

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

194-162-103

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 194-162-103			Page 2 of 7 Pages

1.	Name of Reporting Person: Colgate-Palmolive Employee Stock Ownership Plan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 35,291,101

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 35,291,101

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,291,101

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.3%

12.	Type of Reporting Person: EP

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1.	Name of Reporting Person: LaSalle Bank National Association, not in its corporate capacity but solely as trustee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: The laws of the United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 35,831,719

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 35,831,719

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,831,719

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.39%

12.	Type of Reporting Person: BK

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CUSIP No. 194-162-103	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer: Colgate-Palmolive Company

	(b)	Address of Issuer’s Principal Executive Offices: 300 Park Avenue, New York, New York 10022

Item 2.	(a)	Name of Person Filing:
Colgate-Palmolive Employee Stock Ownership Plan (the “ESOP”)

LaSalle Bank National Association (the “Trustee”), not in its corporate capacity but solely as trustee of the ESOP Trust and in a fiduciary capacity for the benefit of third parties unrelated to the ESOP

(b)	Address of Principal Business Office or, if none, Residence:
The business address of the ESOP is:
135 South LaSalle Street, Chicago, Illinois 60603

The business address of the Trustee is:
135 South LaSalle Street, Chicago, Illinois 60603

(c)	Citizenship: The Trustee is a national bank organized under the laws of the United States.

(d)	Title of Class of Securities: Common Stock, $1.00 par value (the “Common Stock”) per share

(e)	CUSIP Number: 194-162-103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     The ESOP is an employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

     The Trustee is a Bank as defined in Section 3(a)(6) of the Exchange Act.

Item 4.	Ownership

     The following information relates to the Reporting Person’s ownership of Common Stock of the Issuer as of December 31, 2004 and includes shares held by the Trustee in its capacity as Trustee of the ESOP and in a fiduciary capacity for the benefit of third parties unrelated to the ESOP.

(a)	Amount beneficially owned: 35,831,709.

(b)	Percent of class: 6.39%.

(c)	Number of shares as to which the person has:

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CUSIP No. 194-162-103	Page 5 of 7 Pages

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 35,831,719

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 35,831,719

Item 5.	Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

     All of the shares reported as beneficially owned in this Amendment No. 15 to Schedule 13G are held by the Trustee for the benefit of participants in the ESOP or in a fiduciary relationship for the benefit of third parties unrelated to the ESOP. None of the interests of those third parties relates to more than five percent of the securities of the Issuer.

     The 35,239,775 shares of Common Stock reported as beneficially owned in this Amendment No. 15 to Schedule 13G include:

•	1,569,133 shares of Common Stock held by the Colgate-Palmolive Employee Stock Ownership Trust (the “ESOP Trust”);

•	33,721,968 shares of Common Stock issuable upon the conversion of the Issuer’s Series B Convertible Preference Stock (the “Preference Stock”) held by the ESOP Trust. The ESOP Trust holds 4,215,246 shares of Preference Stock, each of which is convertible into eight shares of Common Stock, 1,687,672 shares of which have been allocated to accounts of participants of the Issuer’s Employee Stock Ownership Plan (the “Plan”) and 2,527,574 shares of which are unallocated; and

•	540,618 shares of Common Stock (the “Non-Plan Shares”) held by the Trustee in a fiduciary capacity for the benefit of third parties unrelated to the Plan.

     Participants in the Plan have the right to direct the Trustee in the voting of Common Stock and Preference Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock and Preference Stock, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from participants. The unallocated shares of Common Stock and Preference Stock are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. In the event of a tender offer, the participants have the right to direct the Trustee as to the manner in which to respond. Allocated shares of Common Stock and Preference Stock for which no directions are received shall not be tendered by the Trustee. The unallocated shares of Common Stock and Preference Stock are tendered in the same proportion as the

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CUSIP No. 194-162-103	Page 6 of 7 Pages

allocated shares for which directions are received.

     Subject to the terms and conditions of the ESOP Trust and the Plan, participants in the Plan are entitled to receive certain distributions or assets held by the ESOP Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Preference Stock reported as beneficially owned in this Amendment No. 15 to Schedule 13G.

     The holders of the accounts for the Non-Plan Shares may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the Non-Plan Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8.	Identification and Classification of Members of the Group

     Not applicable.

Item 9.	Notice of Dissolution of Group

     Not applicable.

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

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CUSIP No. 194-162-103	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	COLGATE-PALMOLIVE EMPLOYEE STOCK OWNERSHIP PLAN
	By:	LASALLE BANK NATIONAL ASSOCIATION, not in its corporate capacity but solely as trustee of the ESOP Trust

		By:	/s/ Kevin B. Kolb
			Name:	Kevin B. Kolb
			Title:	Compliance Officer

LASALLE BANK NATIONAL ASSOCIATION, not in its corporate capacity but solely as trustee
	By:	/s/ Kevin B. Kolb
		Name:	Kevin B. Kolb
		Title:	Compliance Officer